UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

■ Sale of Shares of KB Financial Group Inc. held by Kookmin Bank

On December 19, 2008, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc. (“KB Financial Group”), passed a resolution to approve the sale of shares of KB Financial Group (the “Shares”).
Details of the sale are as follows:

 • Maximum aggregate sale amount of the Shares: Won 450,000,000,000.

 • Expected sale date: December 22, 2008.

 • Other relevant information:
   - The Shares are planned to be sold pursuant to off-trading hours block trade(s).
   - The sale amount is subject to change based on market conditions, etc.
   - The number of Shares to be sold will be determined based on the price of the Shares at the time of the sale.
   - The expected sale date is subject to change based on market conditions.

■ Acquisition of Shares of POSCO and Hyundai Merchant Marine Co., Ltd. by
   Kookmin Bank

On December 19, 2008, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., passed a resolution to approve the acquisition of shares of POSCO and Hyundai Merchant Marine Co., Ltd. (“HMM”).
Details of the acquisitions are as follows:

 • Maximum aggregate purchase amount:
   - POSCO shares: Won 300,000,000,000
   - HMM shares: Won 150,000,000,000

 • Method of acquisition: Purchase through off-trading hours block trade(s).

 • Purpose of acquisition: To improve shareholders’ value by reciprocal acquisition of shares.

 • Expected purchase dates:
   - POSCO: December 22, 2008.
   - HMM: To be determined by mutual agreement.

 • Other relevant information:
   - The number of shares of POSCO and HMM to be acquired by Kookmin Bank will be determined based on the market prices of such shares at the time of their respective purchases.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: December 19, 2008	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO